SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 10, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Explanatory Note

This Form 6-K/A is being filed to amend KT Corporation’s filing of Form 6-K on March 8, 2023 related to its Notice of the 41st Annual General Meeting of Shareholders. KT Corporation is amending its Agenda No. 4-5 (Outside Director Candidate, Election of Candidate Mr. Seung Tae Lim) to delete election of Mr. Lim for the position of outside director since he resigned as a candidate for personal reason on March 10, 2023. Accordingly, at the 41th Annual General Meeting of Shareholders, a total of 5 directors shall be elected – two inside directors and three outside directors. If there is any voting exercised on Agenda No. 4-5, it will be invalidated. In addition to this change, in the table 4) (Committees of BOD of Board of Directors - Activity & Tenure Status) under Agenda 4, we added the following statement to clarify the composition of Outside Director Candidate Nominating Committee: “The Candidate for Representative Director Mr. Kyoung-Lim Yun, if appointed as CEO, will not participate as a member of the Outside Director Candidate Nominating Committee.”

Notice of the 41st Annual General Meeting of Shareholders

*	To be presented at the meeting

Notice of the Annual General Meeting of Shareholders

March 8, 2023

To our Shareholders,

KT Corporation will be holding the 41st Annual General Meeting of Shareholders (“the Meeting”) on March 31st, 2023.

At the Meeting, “Matters to be Report” will present information on the Company’s performance as well as material issues worth noting for FY2022. Agenda items including the election of Executive directors will be submitted for shareholders’ approval.

Holders of KT Corporation’s common stock as of the close of business on December 31, 2022 will be entitled to exercise voting rights at the Meeting. Each common stock is entitled to one vote for the election of each director position and one vote for each of the other agendas.

KT Corporation would like to thank our shareholders for their continued investment and support. The Company understands that shareholders consider a range of matters before submitting their vote. We hope that our shareholders will find the information in the Convocation Notice helpful to make an informed voting decision.

We invite you to attend our upcoming Annual General Meeting on Friday March 31st, 2023. We wish you good health and look forward to your participation.

Hyeon-Mo Ku

Chief Executive Officer

•	Date and Time: Friday, March 31st 2023 at 9:00 a.m. (local time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 151 Taebong-ro, Seocho-gu, Seoul, Korea

•	Record Date: December 31, 2022

Letter from the Board of Directors

March 8, 2023

Dear Fellow Shareholders,

I am Chung-Ku Kang, Chairman of the KT Board of Directors (BoD).

On March 7th, the KT BoD confirmed Mr. Kyoung-Lim Yun, the Head of KT Group Transformation (President), as the final CEO candidate for KT.

The BoD conducted the CEO appointment process under the big principle of selecting the best candidate to enhance corporate and shareholder value by laying the foundation for KT’s sustainable growth as well as ensuring objectivity, transparency, and fairness. Now, we ask for shareholders’ support so that KT can make a big leap with the new CEO. I will hereafter explain the detailed process of appointing KT CEO.

In accordance with the relevant statutes, Articles of Incorporation, and regulations, the BoD focused on ensuring fairness and transparency in the process of appointing KT CEO. This was achieved by applying open recruitment, operating an advisory group, and excluding internal directors in the process of narrowing down the candidate pool. Moreover, the BoD secured the objectivity by collecting opinions on an ideal KT CEO qualification from major domestic and global shareholders and stakeholders, and reflected those opinions in the CEO candidate evaluation criteria.

Specifically, the Governance Committee formed a pool of thirty-four candidates, including eighteen external candidates who applied through the open recruitment process and sixteen internal candidates based on governance committee regulations. Then a separate advisory group comprising outside experts in the field of economy, business management, leadership, future industry, and law narrowed down the candidate pool of the internal and external candidates. The advisory group comprehensively evaluated the candidates based on their leadership in technology and management in a fast-evolving Digital Transformation environment. Also the qualifications demanded by KT’s major shareholders, including NPS, and stakeholders were taken into consideration.

The Governance Committee finalized the final four interviewees consisting of two external candidates selected after in-depth discussions by the advisory group, and two internal candidates. Then the Representative Director Candidate Examination Committee conducted in-depth interviews with each candidate. The in-depth interviews focused on the candidates’ capabilities to build a foundation for sustainable growth, pursue change and innovation, enhance corporate value, and strengthen EGS management. According to the results of the final interviews, the KT BoD confirmed candidate Yun as the CEO candidate for KT.

Based on his expertise in the Digital Transformation, candidate Yun clearly presented a vision for KT to grow into a global digital platform company in a rapidly changing market environment. Consequently, the BoD concluded that he is the best person to enhance corporate value and ESG management, ultimately improving shareholder value by leading change and innovation among executives and employees, and forming cooperative relationships with various stakeholders. Candidate Yun is also expected to accelerate KT Group’s Digital Transformation in businesses and lead KT’s transformation into an AI company, utilizing his outstanding capabilities to develop new growth business, build partnership and cooperate through open innovation.

Thank you for the interest in KT’s CEO appointment process, and we ask for your continued interest and support.

Yours sincerely,

Chung-Ku Kang

Chairman of the KT Board of Directors

ESG Management Scheme

[2023 ESG(Environmental)]

Strengthen Net-Zero implementation based on enhanced DIGICO capabilities

1.	Upgrade Net-Zero strategy and RE100 implementation

•	Reestablish mid to long-term carbon neutral strategy

•	Reinforce execution to achieve RE100

•	Establish a system for climate change disclosures

2.	Reinforcing partners for the internalization of ESG supply chain

•	Expand recycle business for rental mobiles

•	Establish a network cable/device renewing cycle

•	Operate a customer-oriented carbon-neutral platform

[2023 ESG(Social)]

Strengthening social responsibility by spreading digital citizenship

1.	Activation of One-Team digital citizenship

•	Establishment of the education infrastructure and expansion of education opportunities

•	Finding and expansion of the Digital Clean Tech

•	Support digital victims for the recovery of daily lives

2.	Reinforcing partners for the internalization of ESG supply chain

•	Support overall partners for the evaluation of ESG

•	Intensive ESG consulting to be conducted for major 20 partners and minor 20 partners

3.	Continuous resolution of the digital gap through DX linkage

•	Advancement of the longterm social contributoin activities incorporating DIGICO technology

•	Bolster accompanying with the socially disabled, utilizing govermental·municipal public budgets

•	Promotion of nationwide sharing activities using APP developed by KT

4.	Digital based safety management and spread of the safety culture

•	Establish a safety first culture among KT, subsidiaries, and partners

•	Systemize safety management system for the potential risk of serious disasters

•	Introduce smart safety equipements and strengthen safety education

[2023 ESG(Governance)]

Establishment of the KT Group ESG management system and reinforcement of the cooperation between the labor union and the management

1.	Enhancement KT group’s governance and compliance

•	Upgrade of KT compliance self-inspection platform

•	Conduct dedicated compliance diagnosis for the domestic and global subsidiary companies

•	Improve governance of the listed group companies and support external ESG assessments

2.	Joint ESG management of the labor union and the management, and inspiration of the employees’ pride

•	Environmental campaign by the labor union and the management

•	ESG activities using GenieVerse(KT metaverse)

•	Campaign to spread digital citizenship

[Enhancement of Compliance System]

<System>

•	Established the Compliance Committee and recruited outside expert as Chair of Compliance(April 2020)

•	Created compliance supporting group and regional HQs’ compliance teams

•	Revised operating standards for the expenses, strengthened internal control including improvement of the security management system, and enacted a code of conduct to prevent corruption

<Infra>

•	Established the Compliance Platform to systemize compliance-related management such as self-inspection, and awareness enhancement(March 2020)

•	Expanded the Compliance Platform to the Group level

<Education>

•	CEO’s continuous message of compliance control fostered the consensus to establish a compliance culture

•	290 times training session conducted for 317k employees in KT group for the past 3 years

•	Quarterly Compliance Day Education conducted via Compliance Platform

Matters to be Reported

Business Report for the 41st Fiscal Year

Pursuant to Article 447-2(Preparation of Business Report) and Article 449 of the Commercial Act (Approval and Public Notice of Financial statements, etc.), KT’s 41st annual business report is as follows:

The year 2022 marked the 3rd year since declaring transformation into a digital platform company (DIGICO), expanding business playgrounds and building a foundation for structural growth.

The telco business continued to show robust growth, and the DIGICO/B2B businesses showed accelerated growth. Moreover, KT Corporation (“the Company”) has firmly established a Group business portfolio around finance, media and contents, and real estate. (B2B+DIGICO portion accounts for 41 % of KT’s separate service revenue in FY22.)

In the B2B sector, revenue uptrend in Corp. line continued, and AI/DX businesses such as AICC began to see increases in the top-line. For Cloud/IDC business, the Company established a special entity ‘kt cloud’ on April 1st to strengthen the competitiveness. In media and contents business, following the success of our original content <Extraordinary Attorney Woo>, in December, KT and CJ ENM merged their respective OTT businesses, Seezn and Tving. Consequently, the Company rapidly secured the competitiveness for becoming a local top-tier OTT player. In finance, the business performance of BC Card has improved, following the recovery of domestic consumption from COVID-19 peak-out. K bank has also seen all indicators uptrend including loans/deposits/subscribers widening its profit since it began to make profits in the second quarter of 2021.

As of the end of 2022, the number of 5G subscribers reached 8.45 million, which is about 62% of total handset subscribers. Due to the increased demand for high quality of internet service, the sales portion of GiGA internet has been expanded, and IPTV business has initiated “home media era” reinventing its brand as ‘Genie TV’ from “olleh TV” and introducing AI-based media portal service.

KT Corporation has prepared its financial statements in accordance with K-IFRS. On a separate basis, the Company recorded a total operating revenue of KRW 18,289.3 billion, operating income of KRW 1,168.1 billion and net income of KRW 763.8 billion in FY2022.

Report on Evaluation Results of Management Performance for the 41st Fiscal Year

Pursuant to Article 34 (Execution of Employment Contract with the Representative Director), evaluations results for Representative Directors performance shall be reported at the Meeting as described below.

The Evaluation and Compensation Committee has reviewed management’s performance for FY2022. The following table summarizes annual KPI and evaluation results for the Representative Director’s short-term performance.

	Annual KPI	Weight	Score
Quantitative KPI	- Service Revenue of KT Corporation - Revenue Generated from DIGICO/B2B Business (DIGICO: Digital Platform Company) - Operating Income of KT Corporation	65%	64.87

Qualitative KPI	- Accelerating Growth with ‘DIGICO’ - Enhancing Group Value and Continuing Innovation of Management System - Strengthening Customer Trust in KT	35%	34.50

Total		100%	99.37

Report on Standards and Method of Payment for Remuneration of Directors

Pursuant to Article 31 (Remuneration and Severance Allowance for Directors) of the KT’s Articles of Incorporation, the criteria in place to determine the remuneration for executive directors and the method of payment are reported as follows:

For clarification, executive director refers to an inside director, whereas non-executive director represents an outside director.

•	Summary of Executive Compensation Program

The Company’s Executive Compensation program is designed to reward both short-term and long-term performances of management. The Company believes it is critical to maintain a well-balanced incentive program that encourages the management not only to achieve short-term performance, but also to strive for the Company’s long-term value enhancement. The Company operates the Evaluation and Compensation Committee, which dictates annual goals and conducts performance evaluation of the management on an annual basis. The Evaluation and Compensation Committee is also comprised of only outside directors in order to maintain objectivity and fairness of the program. Despite the existing norm among Korean companies do not disclose such standards and methods, the Company not only discloses but also reports such information to the AGM in order to guarantee transparency in executive compensation.

•	Components of Executive Compensation

The remuneration for executive officers consists of annual salary, short-term performance based incentives, long-term performance based incentives, severance package.

The annual salary is further separated into two major factors — base salary and payment for the responsibility of office. Compensation shall be made on a monthly basis at an amount equivalent to one-twelfth of the annual salary.

Short-term performance based incentives are paid in cash. The amount varies in accordance with each director’s result of performance evaluation by the Evaluation and Compensation Committee. Specific payment schemes related to short-term incentives are as follows:

•	Representative Director : 0~180% of base salary

•	Other Inside Directors : 0~140% of base salary

Long-term performance based incentives are paid in the form of a stock grant with a lock-up period of three years. The amount is determined based on TSR (Total Shareholder’s Return), Group EBITDA and Group Revenue. Specific payment schemes related to long-term incentives are as follows:

•	Representative Director : 0~140% of base salary

•	Other Inside Directors : 0~95% of base salary

Severance payment is calculated using the following formulas:

•	Representative Director :

(Average monthly salary) x (number of years in service) x (5)

•	Other Inside Directors :

(Average monthly salary) x (number of years in service) x (3)

Fringe benefits are paid in accordance with relevant standards.

•	Criteria for Evaluation

The Company’s performance evaluation process begins with the setting up of annual goals by the Evaluation and Compensation Committee. Annual goals are established in alignment with the Company’s overall operational and financial goals and the ultimate goal of improving shareholders’ value.

Short-term Performance

Short-term performance is comprised of quantitative and qualitative factors. Typically, quantitative goals are related to financial and operational performances, whereas qualitative goals are focused on achieving operational and strategic goals to further enhance long-term competitiveness. Weighted Key Performance Index (KPI) is in place to assess annual short-term performance. Please refer to “Report on Evaluation Results of Management Performance for the 41th Fiscal Year” for results of the Representative Director’s short-term performance for FY2022.

Long-term Performance

Long-term performance incentives are provided to reward management’s contribution to long-term financial and operational competitiveness. Incentive are offered in accordance with TSR (Total Shareholder Return), Group EBITDA and Group Revenue; each factor has a weight of 20%, 40% and 40% respectively. TSR is computed by the relative performance of the Company’s TSR against the TSR of KOSPI and other domestic telecommunication service providers. The following illustrates the formulas for TSR, Group EBITDA and Group Revenue:

•	TSR : Share Price Return + Shareholders Return (Dividend and Share Retirement)

•	TSR Result : 100% + {KT’s TSR – (Domestic Telco’s TSR x 80% + KOSPI TSR x 20%)}

•	Group EBITDA : Operating profit + Depreciation & Amortization

•	Group Revenue : Consolidated revenue

•	Compensation for Outside Directors

Until February 2010, the Company had no incentive based compensation program for outside directors. Instead, fixed amounts of compensation were paid to outside directors as allowances to execute their respective duties. However, the BoD introduced a new compensation program for outside directors in March 2010. The program consists of cash and stock grant in which stock grant requires a one year of lock-up period. The total remuneration for outside directors for FY2022 was recorded at KRW million. The stock grant will be offered in FY2023

•	Summary of Total Compensation

1) Compensation Paid to Directors

(KRW millions)

Year	Inside Directors		Outside Directors		Total
	Total	Average	Total	Average
2020	6,680	2,227	764	96	7,444
2021	4,979	1,660	827	103	5,806
2021 excl. severance pay	3,439	1,146	827	103	4,266
2022	2,994	1,497	786	98	3,780

*	The amount above represents actual cash payments executed each FY.

*	The amount includes severance pay for former-inside directors following the Severance Pay Regulations for Executives.

*	FY2021 severance pay for former-inside director Mr. Yoon-Young Park (13.32 years of service) was KRW 1,540 million

*	From FY2020 to FY2021, the compensation was paid to three inside directors and eight outside directors; In FY2022, the compensation was paid to two inside directors and eight outside directors.

2) Comparison between total compensation paid and ceiling amounts on remuneration approved at the Annual General Meeting of Shareholders.

(KRW millions)

Year	Total Compensation(A)	Ceiling Amount on Remuneration(B)*	Payment Ratio(A/B)
2020	7,444	5,800	128.3%
2021	5,806	5,800	100.1%
2021 excl. severance pay	4,266	5,800	73.6%
2022	3,780	5,800	65.2%

*	Maximum amounts of remuneration allowed per accrual basis

Ceiling amount on remuneration for Directors for the year 2023 is proposed at the BoD meeting on March 8, 2023. Following the board’s resolution, proposed cap will be voted at the upcoming AGM. For further details, please refer to the Agenda No.6 – Approval of Ceiling Amount on Remuneration for Directors.

•	Share Ownership of Directors

Inside directors can make personal decisions to purchase KT shares from the market. In addition, inside directors are also rewarded with stock grants as long-term performance incentives based on the TSR, Group EBITDA and Group Revenue formulas described above. Such grants are subject to a lock-up period of three years.

The following table represents current inside directors’ ownership of KT shares as of December 31, 2022.

Full Name	Number of Shares
Hyeon-Mo Ku	36,571
Kyung-Lim Yun	1,100

Outside directors are also rewarded with stock grant with a lock-up period of one year. The following table represents current outside directors’ ownership of KT shares as of December 31, 2022.

Full Name	Number of Shares
Dae-You Kim	1,979
Gang-Cheol Lee	1,892
Hee-Yol Yu	1,421
Chung-Gu Kang	949
Eun-Jung Yeo	949
Hyun-Myung Pyo	11,633
Yong-Hun Kim	—
Benjamin Hong	—

*	Mr. Gang-Cheol Lee resigned from the outside director as of 12 January 2023.

*	Mr. Benjamin Hong resigned from the outside director as of 6 March 2023.

General Information for Voting

•	Number and Classification of Voting Shares

The record date to exercise voting rights at the AGM is December 31, 2022. As of the record date, the total number of KT shares issued was 261,111,808. The number of common shares, excluding treasury shares, entitled to exercise voting rights was 256,042,678 shares.

•	Method of Resolution

Pursuant to the provisions of the Commercial Act, Agenda No. 1, 2, 4, 5, 6, 7, and 8 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. However, in which voting rights can be exercised electronically, Agenda No. 5 shall be passed with the approval of a majority vote of the shareholders present at the meeting is obtained. Agenda No. 3 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

•	Limit on Exercising Voting Rights for Election of the Members of the Audit Committee

The Article 409 of the Commercial Act stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of Member of the Audit Committee(Agenda No. 5). Please note that the shareholders who own more than 3% of KT’s voting shares, equivalent to 7,681,280 shares, are not entitled to exercise any voting rights exceeding the “3% limit”.

Report on Transaction with Major Stakeholders

Pursuant to Article 542-9 of the Commercial Code (Transaction with the stakeholders, including major shareholders, etc.), such transaction for the period shall be reported at the Meeting as described below.

Background Information

The following transaction involves an outsourcing contract with an affiliated subsidiary specialized in the IT field.

Summary of Transaction

1.	Purpose:

•	To secure provision of high-quality IT related services from KT ds

•	To achieve cost efficiency by leveraging core competency of KT ds

2.	Counterparty: KT ds

3.	Contract Amount

•	Fixed(Flat) Amount : KRW 6,576 billion

•	Variable Amount : KRW 1,773 billion (ITO increase expected by the establishment of new technology fields and the development of new services)

4.	Contract Period

•	January 2023 ~ December 2025 (3 Years)

Matters Requiring Resolution

Agenda No. 1

Election of Representative Director

Pursuant to Article 25 (Election of Representative Director and Directors) of the Articles of Incorporation of KT, approval on the election of the Representative Director is hereby requested.

▣ Nomination Process

KT Board of Directors conducted Representative Director candidate nomination process in accordance with the Articles of Incorporation(the “AoI”) and, to further satisfy stakeholders’ expectations, organized a candidate pool through an ‘open competition’.

From February 10 to 20, the Corporate Governance Committee (the “CGC”) gathered a total of 34 potential candidates, 18 external and 16 internal. To improve objectivity in examination of potential candidates, on February 16, the CGC gathered an advisory committee of 5 external expert : Kwon, Oh-Kyoung (Chair-professor of Hanyang University), Kim, Joo-Hyun (Attorney at Kim&Chang), Shin, Sung-Chul (Ambassador of Korean Science & Technology), Jeong, Dong-Il (Professor of Yonsei University Business School), Jeong, Hae-Bang(former Vice Minister of Ministry of Planning and Budget).

The advisory group carefully reviewed candidates’ files based on CEO candidate qualifications under the AoI. In particular, the advisory group emphasized the importance of ‘leadership in technology’ that will present clear visions during the Digital Transformation (DX) environment and ‘leadership in management’ to lead the DX market, which is to be proven by concrete financial results. Furthermore, the advisory group took into account opinions from 30 major shareholders (including NPS), and from the KT Labor Union on the qualifications of an ideal KT Representative Director.

After a series of quality screenings, the CGC and Advisory Group narrowed them down to four final candidates for the Representative Director Candidate Examination Committee (the “RDCEC”) to further evaluate including Mr. Yun, Kyoung-Lim(Head of KT Group Transformation Group), Mr. Park, Yoon-Young(Former Head of KT Enterprise Group), Mr. Shin, Soo-Jung(Head of KT Enterprise Group) and Mr. Lim, Hun-Moon(Former Head of KT Mass Customers).

The RDCEC conducted in-depth interview with four candidates for the Board’s final review, and with the further deliberation by the Board, on March 7, 2023, the Board nominated Mr. Yun, Kyoung-Lim as the final candidate to be voted at the upcoming AGM.

▣ Examination Criteria

The Board considered opinions from various stakeholders in finalizing the qualities expected from the KT Representative Director. Upon further deliberation, qualities of the Representative Director considered to be of utmost importance by the Board are:

•	Ability to establish foundation for sustainable growth based on DX capabilities;

•	Willingness to pursue change and innovation;

•	Capability of enhancing corporate value; and

•	Ability to strengthen ESG management

Candidate Profile:

Full Name: Mr. Kyoung-Lim Yun

Current Occupation: Head of Group Transformation Group, President, KT

Date of Birth	June 14, 1963
Recommended by	The Board of Directors
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service/ Number of KT Shares Owned	None / 1,100 Shares
Service Term	March 31, 2023 to the 2026 AGM (three-year term)
Current Occupation	Head of Group Transformation Group, KT Corporation

• Educational Background

• 1997	Ph.D., Management Science, KAIST(Korea Advanced Institute of Science & Technology)

• 1988	M.S., Management Science, KAIST

• 1986	B.A., Business Administration, Seoul National University

• Professional Associations
• 2021 – Present	Head of Group Transformation Group, KT Corporation

• 2019 – 2021	Head of TaaS Strategy Division/ Head of Open Innovation Strategy Division, Hyundai Motor Group

• 2018 – 2019	Head of Global Business Office, KT Corporation

• 2015 – 2018	Senior Executive Vice President and Head of Future Convergence Business Group, KT Corporation

• 2014 – 2015	Executive Vice President and Head of Future Convergence Business Group, KT Corporation

• 2010 – 2014	Head of Management Support Office, CJ Hello Vision

• Rationale for Recommendation

KT Board of Directors concluded that Candidate Yun is the best person to enhance corporate value and ESG management, ultimately improving shareholder value by leading change and innovation among executives and employees, and forming cooperative relationships with various stakeholders. Candidate Yun is also expected to accelerate KT Group’s Digital Transformation in businesses and lead KT’s transformation into an AI company, utilizing his outstanding capabilities to develop new growth business, build partnership and cooperate through open innovation.

The board evaluated that candidate Yun has capability in developing various digital convergence fields such as media and mobility, including ICT as well. Also, the board accessed that he would lead innovation in technological changes such as the AI revolution and prepare for the crisis with unrivaled expertise and management insight.

He also suggested vision of ‘DIGI.AI (DIGICO + AI)’ to pursue well balanced strategy between main business and the growth business, while emphasizing specific goals to achieve ‘qualitative growth’ and ‘open innovative growth’ centered on AI·DX/Cooperation/Global. In order to lead these changes and innovation, he put emphasis on his sincerity and willingness to improve corporate culture, secure and nurture essential talent, create cooperative relationships with stakeholders, strengthen ESG management, and practice compliance management.

While serving as an important executive in the three telecommunications companies in Korea(KT, SK Broadband and CJ HelloVision), candidate Yun has rich experience in leading the commercialization of the world’s first high-speed Internet, Korea’s first Internet phone and IPTV services. He has been evaluated as having a high understanding of KT Group as a whole backed by his management experience as the head of Global Business Office, the head of the Future Convergence Business Group, and the Head of Group Transformation Group. In addition, he is considered to have been verified for his morality and unique ability to harmonize while going through leading companies in various domain, such as Hyundai Motor Company and CJ Group.

Agenda No. 2

Approval of Financial Statements for the 41st Fiscal Year

Pursuant to Article 449 of the Commercial Act (Approval and Public Notice of Financial Statements), approval of the financial statements for the 41th fiscal year is hereby requested.

Background Information

Subsequent pages include only financial statements for both consolidated and separate bases. The financial statements have been audited by an independent auditor. On March 8, 2023, a full copy of the Independent Auditor’s Report, including opinion pages and a report on ICOFR*, was uploaded to KT’s website(https://corp.kt.com/eng/html/investors/financial/audit_01.html , IR Audit Report), and will be filed with SEC as a Form 6-K on March 9, 2023. Financial notes is also included in the Independent Auditor’s Report and should be read in conjunction with financial statements.

* ICOFR : Internal Controls over Financial Reporting

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2022 and 2021

(in millions of Korean won)	Notes	December 31, 2022		December 31, 2021
Assets

Current assets
Cash and cash equivalents	4,5,38	~~W~~	2,449,062	~~W~~	3,019,592
Trade and other receivables, net	4,6,38		6,098,072		5,087,490
Other financial assets	4,7,38		1,322,452		1,185,659
Current income tax assets			1,543		5,954
Inventories, net	8		709,191		514,145
Current assets held-for-sale	10		—		1,187
Other current assets	9		2,101,212		2,044,323

Total current assets			12,681,532		11,858,350

Non-current assets
Trade and other receivables, net	4,6,38		1,491,046		1,091,326
Other financial assets	4,7,38		2,501,484		822,379
Property and equipment, net	11		14,772,179		14,464,886
Right-of-use assets	21		1,280,334		1,248,308
Investment properties, net	12,38		1,933,358		1,720,654
Intangible assets, net	13		3,129,833		3,447,333
Investments in associates and joint ventures	14		1,480,722		1,288,429
Deferred income tax assets	30		578,443		423,728
Net defined benefit assets	18		311,142		17,585
Other non-current assets	9		820,608		776,363

Total non-current assets			28,299,149		25,300,991

Total assets		~~W~~	40,980,681	~~W~~	37,159,341

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2022 and 2021

(in millions of Korean won)	Notes	December 31, 2022		December 31, 2021
Liabilities

Current liabilities
Trade and other payables	4,15,38	~~W~~	7,333,165	~~W~~	6,641,422
Borrowings	4,16,38		1,827,042		1,731,422
Other financial liabilities	4,7,38		8,791		72,807
Current income tax liabilities			232,382		266,430
Other provisions	17		109,133		171,316
Deferred income	26		55,737		64,742
Other current liabilities	9		1,133,018		1,124,293

Total current liabilities			10,699,268		10,072,432

Non-current liabilities
Trade and other payables	4,15,38		1,064,099		1,338,781
Borrowings	4,16,38		8,179,643		6,706,281
Other financial liabilities	4,7,38		412,650		424,859
Net defined benefit liabilities	18		51,654		197,883
Other provisions	17		91,233		86,081
Deferred income	26		165,186		194,309
Deferred income tax liabilities	30		967,650		643,958
Other non-current liabilities	9		934,575		927,596

Total non-current liabilities			11,866,690		10,519,748

Total liabilities			22,565,958		20,592,180

Equity attribute to owners of the Controlling Company
Share capital	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		14,257,343		13,287,390
Accumulated other comprehensive income	24		(77,776)		117,469
Other components of equity	24		(572,152)		(1,433,080)

			16,612,172		14,976,536
Non-controlling interest			1,802,551		1,590,625

Total equity			18,414,723		16,567,161

Total liabilities and equity		~~W~~	40,980,681	~~W~~	37,159,341

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2022 and 2021

(in millions of Korean won, except per share amounts)	Notes	2022		2021
Operating revenue	26	~~W~~	25,650,011	~~W~~	24,898,005
Operating expenses	27		23,959,923		23,226,181

Operating profit			1,690,088		1,671,824
Other income	28		595,351		307,654
Other expenses	28		314,607		280,081
Finance income	29		690,428		726,283
Finance costs	29		749,908		563,330
Share of net losses of associates and joint ventures	14		(17,285)		116,061

Profit before income tax expense			1,894,067		1,978,411
Income tax expense	30		506,404		519,016

Profit for the year		~~W~~	1,387,663	~~W~~	1,459,395

Profit for the year attributable to:
Owners of the Controlling Company:		~~W~~	1,262,498	~~W~~	1,356,878
Non-controlling interest:			125,165		102,517

Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):	31
Basic earnings per share		~~W~~	5,209	~~W~~	5,759
Diluted earnings per share			5,205		5,747

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2022 and 2021

(in millions of Korean won)	Notes	2022		2021
Profit for the year		~~W~~	1,387,663	~~W~~	1,459,395

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	18		181,429		55,822
Share of remeasurement loss of associates and joint ventures			(332)		(1,596)
Gain (loss) on valuation of equity instruments			(141,944)		144,890
at fair value through other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Loss on valuation of debt instruments at fair value through other comprehensive income			(16,630)		(15,110)
Valuation gain on cash flow hedge			64,091		141,855
Other comprehensive loss from cash flow hedges reclassified to profit or loss			(95,421)		(136,583)
Share of other comprehensive loss from associates and joint ventures			(10,851)		(24,216)
Exchange differences on translation of foreign operations			17,464		505

Total comprehensive income for the year		~~W~~	1,385,469	~~W~~	1,624,962

Total comprehensive income for the year attributable to:
Owners of the Controlling Company		~~W~~	1,236,679	~~W~~	1,510,373
Non-controlling interest			148,790		114,589

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2022 and 2021

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,155,420	~~W~~	86,051	~~W~~	(1,234,784)	~~W~~	14,011,444	~~W~~	1,539,989	~~W~~	15,551,433
Comprehensive income
Profit for the year			—		—		1,356,878		—		—		1,356,878		102,517		1,459,395
Remeasurements of net defined benefit liabilities	18		—		—		47,348		—		—		47,348		8,474		55,822
Share of gain on remeasurements of associates and joint ventures			—		—		(1,559)		—		—		(1,559)		(37)		(1,596)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(19,718)		—		(19,718)		(4,498)		(24,216)
Valuation gain on cash flow hedge	4,7		—		—		—		5,222		—		5,222		50		5,272
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		76,288		47,247		—		123,535		6,245		129,780
Exchange differences on translation of foreign operations			—		—		—		(1,333)		—		(1,333)		1,838		505

Total comprehensive income for the year			—		—		1,478,955		31,418		—		1,510,373		114,589		1,624,962

Transactions with owners
Dividends paid by the Controlling Company			—		—		(326,487)		—		—		(326,487)		—		(326,487)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(23,762)		(23,762)
Effect of change in connection range			—		—		—		—		—		—		(17,566)		(17,566)
Change in ownership interest in subsidiaries			—		—		—		—		15,797		15,797		(22,620)		(6,823)
Appropriations of loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—		—		—
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)		—		(190,105)
Disposal of treasury stock			—		—		—		—		50,954		50,954		—		50,954
Recognition of the obligation to purchase its own equity			—		—		—		—		(101,829)		(101,829)		—		(101,829)
Others			—		—		—		—		6,389		6,389		(5)		6,384

Subtotal			—		—		(346,985)		—		(198,296)		(545,281)		(63,953)		(609,234)

Balance as at December 31, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,287,390	~~W~~	117,469	~~W~~	(1,433,080)	~~W~~	14,976,536	~~W~~	1,590,625	~~W~~	16,567,161

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2022 and 2021

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,287,390	~~W~~	117,469	~~W~~	(1,433,080)	~~W~~	14,976,536	~~W~~	1,590,625	~~W~~	16,567,161
Comprehensive income
Profit for the year			—		—		1,262,498		—		—		1,262,498		125,165		1,387,663
Remeasurements of net defined benefit liabilities	18		—		—		165,524		—		—		165,524		15,905		181,429
Share of gain on remeasurements of associates and joint ventures			—		—		(189)		—		—		(189)		(143)		(332)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(8,291)		—		(8,291)		(2,560)		(10,851)
Valuation loss on cash flow hedge	4,7		—		—		—		(32,140)		—		(32,140)		810		(31,330)
Loss on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		4,091		(160,785)		—		(156,694)		(1,880)		(158,574)
Exchange differences on translation of foreign operations			—		—		—		5,971		—		5,971		11,493		17,464

Total comprehensive income for the year			—		—		1,431,924		(195,245)		—		1,236,679		148,790		1,385,469

Transactions with owners
Dividends paid by the Controlling Company			—		—		(450,394)		—		—		(450,394)		—		(450,394)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(26,407)		(26,407)
Effect of change in connection range			—		—		—		—		—		—		3,152		3,152
Change in ownership interest in subsidiaries			—		—		—		—		88,924		88,924		32,695		121,619
Appropriations of loss on disposal of treasury stock			—		—		(11,577)		—		11,577		—		—		—
Acquisition of treasury stock			—		—		—		—		763,081		763,081		—		763,081
Conversion of redeemable convertible preferred shares of subsidiaries to common shares			—		—		—		—		—		—		51,476		51,476
Others			—		—		—		—		(2,654)		(2,654)		2,220		(434)

Subtotal			—		—		(461,971)		—		860,928		398,957		63,136		462,093

Balance as at December 31, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,257,343	~~W~~	(77,776)	~~W~~	(572,152)	~~W~~	16,612,172	~~W~~	1,802,551	~~W~~	18,414,723

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2022 and 2021

(in millions of Korean won)	Notes	2022		2021
Cash flows from operating activities
Cash generated from operations	33	~~W~~	3,835,879	~~W~~	5,829,607
Interest paid			(263,520)		(257,809)
Interest received			307,091		272,061
Dividends received			68,827		74,441
Income tax paid			(351,212)		(356,466)

Net cash inflow from operating activities			3,597,065		5,561,834

Cash flows from investing activities
Collection of loans			44,287		54,934
Disposal of financial assets at fair value through profit or loss			1,298,621		609,849
Disposal of financial assets at amortized cost			1,046,115		690,457
Disposal of financial assets at fair value through other comprehensive income			97,932		244,994
Disposal of investments in associates and joint ventures			34,828		10,880
Disposal of assets held-for-sale			4,600		—
Disposal of property and equipment and investment properties			178,063		174,413
Disposal of intangible assets			20,088		11,624
Disposal of right-of-use assets			97		318
Increase in cash due to changes in scope of consolidation and others			6,754		39,340
Loans granted			(43,694)		(54,128)
Acquisition of financial assets at fair value through profit or loss			(1,317,175)		(753,907)
Acquisition of financial assets at amortized cost			(1,450,442)		(623,924)
Acquisition of financial assets at fair value through other comprehensive income			(449,504)		(131,674)
Acquisition of investments in associates and joint ventures			(280,988)		(487,828)
Acquisition of property and equipment and investment properties			(3,439,857)		(3,495,021)
Acquisition of intangible assets			(545,190)		(752,181)
Acquisition of right-of-use assets			(2,090)		(4,261)
Decrease in cash due to changes in scope of consolidation and others			(41,088)		(671,359)

Net cash outflow from investing activities			(4,838,643)		(5,137,474)

December 31, 2022 and 2021

Separate Statements of Financial Position

December 31, 2022 and 2021

(in millions of Korean won)	Notes	December 31, 2022		December 31, 2021
Assets

Current assets
Cash and cash equivalents	4,5,36	~~W~~	966,307	~~W~~	1,708,714
Trade and other receivables, net	4,6,36		3,055,649		3,092,397
Other financial assets	4,7,36		232,837		104,062
Inventories, net	8		349,870		289,345
Other current assets	9		1,998,825		1,972,529

Total current assets			6,603,488		7,167,047

Non-current assets
Trade and other receivables, net	4,6,36		526,988		750,820
Other financial assets	4,7,36		1,993,893		591,201
Property and equipment, net	10		11,540,162		12,021,117
Right-of-use assets	20		983,049		1,078,129
Investment properties, net	11,36		1,137,489		997,344
Intangible assets, net	12		1,855,679		2,236,564
Investments in subsidiaries, associates and joint ventures	13		4,879,219		3,816,915
Net defined benefit assets	17		180,689		—
Other non-current assets	9		717,118		703,232

Total non-current assets			23,814,286		22,195,322

Total assets		~~W~~	30,417,774	~~W~~	29,362,369

KT Corporation

Separate Statements of Financial Position

December 31, 2022 and 2021

(in millions of Korean won)		December 31, 2022		December 31, 2021
Liabilities

Current liabilities
Trade and other payables	4,14,36	~~W~~	4,411,056	~~W~~	4,523,621
Borrowings	4,15,36		984,720		1,338,207
Other financial liabilities	4,7,36		—		17,807
Current income tax liabilities	29		127,944		104,481
Provisions	16		87,720		155,660
Deferred income	25		44,042		48,977
Other current liabilities	9		665,968		779,967

Total current liabilities			6,321,450		6,968,720

Non-current liabilities
Trade and other payables	4,14,36		979,050		1,259,709
Borrowings	4,15,36		6,510,841		5,611,447
Other financial liabilities	4,7,36		37,566		5,572
Net defined benefit liabilities	17		—		116,456
Provisions	16		79,374		77,284
Deferred income	25		158,161		187,309
Deferred income tax liabilities	29		763,113		487,107
Other non-current liabilities	9		710,139		783,871

Total non-current liabilities			9,238,244		8,528,755

Total liabilities			15,559,694		15,497,475

Equity
Share capital	21		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	22		12,347,403		11,931,481
Accumulated other comprehensive income	23		(72,672)		125,610
Other components of equity	23		(421,408)		(1,196,954)

Total equity			14,858,080		13,864,894

Total liabilities and equity		~~W~~	30,417,774	~~W~~	29,362,369

The above separate statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Profit or Loss

Years Ended December 31, 2022 and 2021

(in millions of Korean won, except per share amounts)	Notes	2022		2021
Operating revenue	25	~~W~~	18,289,243	~~W~~	18,387,434
Operating expenses	26		17,121,140		17,319,161

Operating profit			1,168,103		1,068,273
Other income	27		408,025		346,907
Other expenses	27		228,723		244,261
Finance income	28		577,334		638,931
Finance costs	28		653,996		488,533

Profit before income tax			1,270,743		1,321,317
Income tax expense	29		506,993		330,826

Profit for the year		~~W~~	763,750	~~W~~	990,491

Earnings per share
Basic earnings per share	30	~~W~~	3,153	~~W~~	4,211
Diluted earnings per share	30		3,152		4,203

The above separate statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Comprehensive Income

Years Ended December 31, 2022 and 2021

(in millions of Korean won)	Notes	2022		2021
Profit for the year		~~W~~	763,750	~~W~~	990,491

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	17		114,154		31,025
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income			(149,638)		116,913
Items that may be subsequently reclassified to profit or loss:
Loss on valuation of debt instruments at fair value through other comprehensive income	4		(13,902)		(15,110)
Valuation gain on cash flow hedges	4,7		56,259		137,865
Other comprehensive loss from cash flow hedges reclassified to profit or loss	4		(91,012)		(133,728)

Total other comprehensive income (loss)		~~W~~	(84,139)	~~W~~	136,965

Total comprehensive income for the year		~~W~~	679,611	~~W~~	1,127,456

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Changes in Equity

Years Ended December 31, 2022 and 2021

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total
Balance at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,233,714	~~W~~	42,906	~~W~~	(1,077,820)	~~W~~	13,203,557

Comprehensive income
Profit for the year			—		—		990,491		—		—		990,491
Gain on valuation of financial assets at fair value through other comprehensive income	4,29		—		—		23,236		78,567		—		101,803
Remeasurements of net defined benefit liabilities	17,29		—		—		31,025		—		—		31,025
Valuation gain on cash flow hedge	4,29		—		—		—		4,137		—		4,137

Total comprehensive income for the year			—		—		1,044,752		82,704		—		1,127,456

Transactions with equity holders
Dividends paid	31		—		—		(326,487)		—		—		(326,487)
Appropriation of retained earnings related to loss on disposal of treasury stock	22		—		—		(20,498)		—		20,498		—
Acquisition of treasury stock	23		—		—		—		—		(190,105)		(190,105)
Disposal of treasury stock	23		—		—		—		—		50,954		50,954
Others			—		—		—		—		(481)		(481)

Balance at December 31, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,931,481	~~W~~	125,610	~~W~~	(1,196,954)	~~W~~	13,864,894

Balance at January 1, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,931,481	~~W~~	125,610	~~W~~	(1,196,954)	~~W~~	13,864,894

Comprehensive income
Profit for the year			—		—		763,750		—		—		763,750
Loss on valuation of financial assets at fair value through other comprehensive income	4,29		—		—		(11)		(163,529)		—		(163,540)
Remeasurements of net defined benefit liabilities	17,29		—		—		114,154		—		—		114,154
Valuation loss on cash flow hedge	4,29		—		—		—		(34,753)		—		(34,753)

Total comprehensive income for the year			—		—		877,893		(198,282)		—		679,611

Transactions with equity holders
Dividends paid	31		—		—		(450,394)		—		—		(450,394)
Appropriation of retained earnings related to loss on disposal of treasury stock	22		—		—		(11,577)		—		11,577		—
Disposal of treasury stock	23		—		—		—		—		763,081		763,081
Others			—		—		—		—		888		888

Balance at December 31, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,347,403	~~W~~	(72,672)	~~W~~	(421,408)	~~W~~	14,858,080

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Cash Flows

Years Ended December 31, 2022 and 2021

(in millions of Korean won)	Notes	2022		2021
Cash flows from operating activities
Cash generated from operations	32	~~W~~	4,128,185	~~W~~	4,998,368
Interest paid			(202,579)		(228,368)
Interest received			211,170		230,509
Dividends received			98,874		76,629
Income tax paid			(173,297)		(117,810)

Net cash inflow from operating activities			4,062,353		4,959,328

Cash flows from investing activities
Collection of loans			133,864		47,254
Disposal of current financial instruments at amortized cost			900		189,976
Disposal of financial assets at fair value through profit or loss			1,695		33,651
Disposal of financial assets at fair value through other comprehensive income			—		36,749
Disposal of investments in subsidiaries, associates and joint ventures			36,028		70,785
Disposal of property and equipment			60,619		40,722
Disposal of intangible assets			17,047		6,036
Disposal of right-of-use assets			96		110
Loans granted			(125,146)		(42,815)
Acquisition of current financial instruments at amortized cost			(117,764)		—
Acquisition of non-current financial instruments at amortized cost			(226,030)		—
Acquisition of financial assets at fair value through profit or loss			(115,415)		(71,899)
Acquisition of financial assets at fair value through other comprehensive income			(442,176)		(40,182)
Acquisition of investments in subsidiaries, associates and joint ventures			(348,607)		(383,221)
Acquisition of property and equipment			(2,980,008)		(2,946,975)
Acquisition of intangible assets			(307,689)		(633,847)
Acquisition of right-of-use assets			(1,984)		(3,330)

Net cash outflow from in investing activities			(4,414,570)		(3,696,986)

Cash flows from financing activities
Proceeds from borrowings and bonds			1,741,962		1,038,456
Settlement of derivative instruments (inflow)			76,280		216
Dividend paid			(450,394)		(326,487)
Repayments of borrowings and debentures			(1,359,117)		(1,223,841)
Settlement of derivative instruments (outflow)			(41,197)		—
Acquisition of treasury stock			—		(190,105)
Decrease in lease liabilities			(357,337)		(393,634)

Net cash outflow from financing activities	33		(389,803)		(1,095,395)

Effect of exchange rate change on cash and cash equivalents			(387)		557

Net increase (decrease) in cash and cash equivalents			(742,407)		167,504
Cash and cash equivalents
Beginning of the year	5		1,708,714		1,541,210

End of the year	5	~~W~~	966,307	~~W~~	1,708,714

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

Agenda No. 3

Amendment to the Articles of Incorporation

In order to expand subscriber base and to strengthen communication with shareholders regarding treasury stocks matter, approval of the following changes to the Articles of Incorporation is requested. .

Background Information

Proposed changes to the Articles of Incorporation have been drafted following a resolution by the Board of Directors. The amendment includes –

1)	Adding items in Business Purposes in the Article of Incorporation in order to expand subscriber base of DIGICO B2C to initiate rental service

2)	Strengthening communication with Shareholders regarding treasury stock matters

Background information is drafted to improve shareholder’s understanding. For more accurate excerpts, please refer to the subsequent pages. If any potential conflicts exist, the following information shall prevail.

<Agenda No. 3-1, Amendment to add items in Business Purposes>

Before Amendment	After Amendment	Purpose

Article 2. (Purpose) The objective of KT is to engage in the following business activities: 35. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

Article 2. (Purpose) The objective of KT is to engage in the following business activities:

35. Facility rental business

36. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

Added a business purpose to promote rental business to expand DIGICO B2C customer base

<Agenda No. 3-2, Duty to report purpose of holding treasury stocks and plans for cancellation and disposal >

Before Amendment	After Amendment	Purpose

<New>	Article 48-2 (Treasury Stock Report) KT shall report the purpose, plans for retirement and disposal of the treasury stock held at the annual general shareholder’s meetings.	Strengthening communication with Shareholders regarding treasury stock matters

<Agenda No. 3-3, Shareholders approval required in case of acquisition of stock of other companies for cross shareholding through treasury stocks>

Before Amendment	After Amendment	Purpose

<New>

Article 48-3 (Acquisition of Stock of Other Companies for Cross Shareholding)

When KT acquires the stocks of other companies for cross shareholding by way of selling or exchanging treasury stocks, it shall be approved by the General Meeting of Shareholders.

Strengthening communication with Shareholders regarding treasury stock matters

Addendum

Before Amendment	After Amendment	Purpose

ADDENDUM (March 31, 2023)

Article 1. (Enforcement Date)

These Articles of Incorporation shall become effective from the date on which a resolution on the foregoing amendments is adopted at the General Meeting of Shareholders.

Amended to add effective date of amended Articles of Incorporation as of date of the resolution at the Annual General Meeting of Shareholders

Agenda No. 4

Election of Directors

Pursuant to Article 382(Appointment of Directors, Relationship with Company and Outside Directors) and Article 542-8(Appointment of Outside Directors) of the Commercial Act, Article 25(Election of the Representative Director and Directors) and Article 42(Outside Director Candidates Recommendation Committee) of the Articles of Incorporation, approval of the election of directors is hereby requested.

At the 41th Annual General Meeting of Shareholders, a total of 5 directors shall be elected – two inside directors and three outside directors. The Representative Director Candidate has recommended two candidates for inside directors with the consent of the Board of Directors. The Outside Director Nominating Committee has nominated three outside director candidates.

[Board Composition and Election Process]

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a board of directors consisting of:

•	up to three inside directors, including the Representative Director; and

•	up to eight outside directors.

All of our directors are elected at the general shareholders’ meeting. Under our articles of incorporation, the term of office for an inside director is up to three years. Pursuant to an amendment to our articles of incorporation in March 2020, the term of office for an outside director changed from up to ten years to up to six years, which change was made to reflect an amendment to the enforcement decree of the Commercial Code of Korea.

According to our articles of incorporation, Outside Director Nominating Committee must consist of one inside director and all of our outside directors, other than for election of an outside director resulting from the expiration of the term of the office, in which case such outside director whose term is expiring may not be a member of the committee. Our Outside Director Candidate Nominating Committee nominates outside director candidates for appointment at the general shareholders’ meeting.

Representative Director recommends Inside Director candidates with the consent of the Board of Directors and candidates are elected at the general shareholders’ meeting. And in accordance with the company’s Articles of Incorporation, one person recommended by the CEO among the inside directors can be additionally appointed as a representative director by a resolution of the Board of Directors.

▣ Nomination and Election Process for Inside Director

▣ Nomination and Election Process for Outside Director

Biographies of candidates are disclosed in the subsequent pages.

<Agenda No. 4-1, Inside Director Candidate>

Full Name: Mr. Chang-Seok Seo Current Occupation: Head of Network Group, KT
Date of Birth	July 5, 1967
Gender	Male
New Appointment	Yes
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Service Term	March 31, 2023 to the 2024 AGM (one-year term)

• Educational Background

• 1994	Master’s Degree in Electronics Engineering, Sungkyunkwan University

• 1990	Bachelor’s Degree in Electronics Engineering, Sungkyunkwan University

• Professional Associations

• 2021 – Present	Head of Network Group, KT Corporation

• 2020 – 2021	Head of Jeonnam/Jeonbuk Regional Headquarter, KT Corporation

• 2015 – 2019	Head of Network Strategy Business Unit, KT Corporation

• 2013 – 2014	Head of Network Technology Business Unit, KT Corporation

• Rationale for Recommendation

Mr. Chang-Seok Seo, a Candidate for Inside Director, is the best expert in wired and wireless networks who has served as Head of Network Technology Business Unit, Head of Network Strategy Business Unit, and Head of Jeonnam/Jeonbuk Regional Headquarter of KT Corporation. In addition to technology and strategy, he also has field experience as a qualified manager.

Based on these capabilities and experiences, he is currently building and operating high-quality and stable wired and wireless network infrastructure as a head of network group of KT, and through continuous network operation innovation, he will play an important role in providing more reliable communication services and digital innovation services

As digital transformation through network connectivity and technology convergence is expected to accelerate in the future, Mr. Seo is expected to lead the construction of future-oriented next-generation wired and wireless network infrastructure such as 6G.

Mr. Seo, who has capabilities as top best network expert and rich experiences as field manager, is recommended as inside director candidate and is expected to contribute to KT group’s sustainable growth.

<Agenda No. 4-2, Inside Director Candidate> Full Name: Mr. Kyung-Min Song Current Occupation: President & CEO, KT sat
Date of Birth	November 25, 1963
Gender	Male
New Appointment	Yes
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Service Term	March 31, 2023 to the 2024 AGM (one-year term)

• Educational Background

• 1994	MBA, Seoul National University

• 1989	BS in Industrial Engineering, Seoul National University

• Professional Associations

• 2023 – Present	Head of Corporate Management Consolidation TF

• 2020 – 2023	President & CEO, KT Sat

• 2020 – 2023	President, Korea Association for Space Technology Promotion

• 2016 – 2017	Head of Subsidiary Management, KT Corporation

• 2008 – 2011	Head of KT America

• Rationale for Recommendation

Mr. Kyungmin Song is KT’s key executive with 30 years of experience in KT, with experience leading strategy planning and execution as well as experience in field sales and in the planning department within KT.

Mr. Song also served as the head of KT’s U.S. office, head of KT Group management, and CEO of KT Sat. Based on such experience, he played a critical role in strengthening the foundation for sustainable growth of the KT Group by fostering subsidiaries, strengthening synergies among KT Group, and striving for global expansion of KT Group businesses.

Proceeding from his recent experiences as CEO of KT Sat and Chairman of the Korea Association for Space Technology Promotion, and Chairman of the Satellite Communications Forum, he is expected to contribute to the growth and development of KT in the space economy and 6G era, and to enhance corporate value. Therefore, Mr. Song is fitted to be a candidate of KT’s inside director.

Mr. Song is a strong candidate to be responsible for a stable growth of KT through a global expansion of the DIGICO business, reflecting his rich experience, insight and capabilities in global business management that he showed within KT Group.

<Agenda No. 4-3, Outside Director Candidate> Full Name: Mr. Chung-Gu Kang Current Occupation: Professor, College of Engineering, Korea University
Date of Birth	December 12, 1962
Recommended by	Outside Director Nominating Committee
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	None
Service Term	March 31, 2023 to the 2024 AGM (one-year term)

• Educational Background

• 1993	Ph.D. in Electrical and Computer Engineering, University of California at Irvine

• 1989	Master’s in Electrical and Computer Engineering, University of California at Irvine

• 1987	Bachelor’s in Electrical Engineering, University of California at San Diego
• Professional Associations
• 1994 – Present	Full Professor, School of Electrical Engineering, Korea University

• 2020 – Present	Chair, Executive Committee, SatCom Forum

• 2020 – Present	Member, The National Academy of Engineering of Korea

• 2019 – 2020	Chair, Consultative Committee for Radio Policy, Ministry of Science and ICT

• 2018 – Present	Honorary President at Korea Institute of Communication and Information Sciences

• 2015 – 2018	Chair at Technology Development & Standardization Subcommittee, 5G Strategic Planning Committee, Ministry of Science and ICT

• Rationale for Recommendation

Mr. Kang, as an expert in ICT industry, currently serves as a professor at Korea University School of Electrical Engineering, and during the past three years of working as an outsider director, he has presented the company’s development direction based on strategic decisions related to telecommunications technology and future businesses.

In 2022, as a Chairperson of the Board of Directors, including delivering various opinions from internal and external stakeholders’ of a company to the management, he made efforts to ensure a balanced board operation. In particular, as the Chair of Representative Director Candidate Examination Committee (the “RDCEC”), he contributed greatly to the selection of the best CEO candidate to lead the KT Group, operating the committee fairly and transparently.

Based on the professionalism and balanced perspectives that the candidate has demonstrated through board activities, He is recommend as an outside director since he is expected to decide company’s management goals and management policies for the benefit of the company and shareholders, and to contribute to enhancing the corporate value to the next level, supervising management activities for the transparent management.

• Candidate’s Plan as Outside Director

Mr. Kang will continue to monitor and support activities to ensure proper investment, stability in the network, and basic infrastructure so that the management can go back to basics and prevent potential risks. As an ICT expert, through preemptively establishing a 6G vision, he will support future standardization led by operators, and will also review frequency·technology strategies as well as mid-to long-term investment plans.

As a member of the board of directors, Mr. Kang will support KT’s business portfolio strengthening for its sustainable growth, and contribute to the company’s growth as a digital platform company through systematic review of performance. In particular, Mr. Kang will strive to introduce sustainable evaluation index necessary for technology accumulation and human resource management for the internalization of basic technologies. Mr. Kang will improve communication with stakeholders to strengthen the independence of the board of directors and the stability of governance structure. Moreover, Mr. Kang will support to become a company that meets market expectations and become a trusted company through continuously monitoring compliance performance at the board level.

<Agenda No. 4-4, Outside Director Candidate> Full Name: Mrs. Eun-Jung Yeo Current Occupation: Professor, College of Business, Chuang-Ang University
Date of Birth	February 15, 1973
Recommended by	Outside Director Nominating Committee
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	Outside Director and Audit Committee Chairperson at Krafton Inc.
Service Term	March 31, 2023 to the 2024 AGM (one-year term)

• Educational Background

• 2006	Ph.D. in Economics, University of Michigan

• 1998	Master’s in Chemical Engineering, Seoul National University

• 1996	Bachelor’s in Chemical Engineering, Seoul National University
• Professional Associations
• 2009 – Present	Professor at College of Business, Chung-Ang University

• 2022 – Present	Member of Advisory Committee, Korea Deposit Insurance Corporation

• 2021 – Present	Non-Executive Officer, KOMSCO(Korea Minting & Security Printing & ID Card Operating Corporation)

• 2020 – Present	Auditor, Financial Information Society of Korea

• 2019 – Present	Director in MBA Program, School of Business Administration, Chung-Ang University

• 2018 – Present	Member of Asset Management Committee for Employment Insurance / Industrial Insurance Fund, Ministry of Employment and Labor

• 2018 – Present	Risk Management Committee, Deposit Insurance Fund, Korea Deposit Insurance Corporation

• 2015 – Present	Member of Evaluation Committee for Public Funds, Ministry of Strategy and Finance

• Rationale for Recommendation

Mrs. Eun-Jung Yeo, a candidate for outside director, is an engineering graduate with a Ph.D. in economics. She is a financial expert, actively engaged with many different positions, serving as a professor of College of Business at Chung-Ang University, a Chair of Financial Innovation Committee at the Korea Securities Association, and a non-executive officer at the KOMSCO(Korea Minting & Security Printing & ID Card Operating Corporation)Korea Minting and Security Printing Corporation). The candidate has the financial/accounting expert qualifications required by Article 37 (Audit Committee) of the Enforcement Decree of the Commercial Act. During her tenure as an outside director at KT, she made efforts to strengthen the compliance system as the chair of the Audit Committee, thereby improving management supervision based on his financial expertise and through this, contributed to the improvement of the management supervision function based on financial expertise.

Her knowledge and experience related to financial accounting that the candidate has demonstrated through her board activities will continue to be a great help to the interests of company as well as shareholders. Through transparent management supervision, Mrs. Yeo can contribute to enhancing long-term corporate value by reconciling conflicting interests between company’s management and shareholders including supervising the adequacy and effectiveness of the internal control system.

• Candidate’s Plan as an Outside Director

KT’s corporate value and shareholder value enhancement are the top priorities, and Mrs. Yeo plans to continue to strive for the independent and effective functioning of the Board of Directors and Audit Committee. Mrs. Yeo will provide a wide range of advice on valuation and financial risk factors according to the company’s new business in the future, take a close look at internal control as well as related tasks to ensure that the agreement with the U.S. Securities and Exchange Commission is fully implemented, and will supervise the company to thoroughly implement preparations in response to the introduction of the consolidated internal accounting management system.

<Agenda No. 4-5, Outside Director Candidate>

<Not applicable>

<Agenda No. 4-6, Outside Director Candidate> Full Name: Mr. Hyun-Myung Pyo Current Occupation: Outside Director, Hankook Tire & Technology
Date of Birth	October 21, 1958
Recommended by	Outside Director Nominating Committee
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	Outside Director at Hankook Tire & Technology
Service Term	March 31, 2023 to the 2024 AGM (one-year term)

• Educational Background

• 1998	Ph.D. in Telecommunication Engineering, Korea University

• 1983	Master’s in Telecommunication Engineering, Korea University

• 1977	Bachelor’s in Electronic Engineering, Korea University
• Professional Associations
• 2021 – Present	Outside Director at Hankook Tire & Technology

• 2019 – 2020	Outside Director at JB Financial Group Co., Ltd.

• 2015 – 2018	CEO at Lotte Rental Co., Ltd.

• 2014 – 2015	CEO at KT Rental Co., Ltd.

• 2010 – 2014	President at KT Corporation, KT

• Rationale for Recommendation

Mr. Pyo is a well-respected expert both in the ICT sector with a Ph.D. in telecommunication Engineering and in corporate management with myriad experiences including his former position as CEO of Lotte Rental. As an outside director of KT for the past three years, the candidate spared no advice for the Company’s advancement based on his past experience as a successful CEO.

During his tenure as the Company’s outside director, Mr. Pyo presented the Company with the direction for sustainable management as the Chairman of the Sustainable Management Committee and contributed to the declaration of KT’s ESG management by advising the Company to prepare a differentiated ESG roadmap. Furthermore, he proposed the path for the Company’s advancement such as strengthening the competitiveness of major businesses and revamping the portfolio, and contributed to enhancing the corporate value through requesting a stronger alignment between management goals and executive evaluations for a robust growth of KT Group.

Based on the expertise shown by the Candidate through Board activities and diverse corporate experiences, Mr. Pyo is expected to contribute significantly to positioning the Company as an exemplary company in terms of governance through with practical advice on digital-based eco-friendly policies and solutions to social issues.

• Candidate’s Plan as Outside Director

Mr. Pyo plans to encourage an active Board so that the Company’s governance structure can be reach a top-tier level on a global standard. In particular, he will upgrade the CEO succession process to a global level. Mr. Pyo will strive to implement ESG management throughout the entire KT Group, to internalize the company’s compliance system, and to publicize it. In addition, he will fully support an upgrade to the communication network and IT infrastructure to a level will satisfy customers by providing advice on ways to strengthen the Group’s IT capabilities such as fostering and securing IT personnel and internalizing core technologies.

Mr. Pyo will advocate an innovation to the business portfolio to enhance long-term shareholder values and will also spare no advice on ways to strengthen the competitiveness of the Company’s Mobility business with specific action plans based on management experience in the mobility business. Furthermore, to achieve a global standard Group management scheme, Mr. Pyo will advocate upgrading the authority delegation system so that CEOs of subsidiaries can fully execute responsible management, and as a result increase the portion of subsidiaries’ revenue.

Board of Directors - Activity & Tenure Status

1) Summary of the BoD Meeting Attendance

Outside Directors	Percentage of Attendance*	The Number of Meetings	The Number of Attendance
• Outside Directors

Dae-You Kim	100%	23	23

Gang-Cheol Lee	100%	23	23

Hee-Yol Yu	100%	23	23

Hyun-Myung Pyo	100%	23	23

Chung-Gu Kang	100%	23	23

Eun-Jung Yeo	95.7%	23	22

Yong-Hun Kim	100%	16	16

Benjamin Hong	100%	16	16

*	Percentage of attendance is calculated over FY 2022

2) Comparison of the BoD Members

In 2023, as an outside director Benjamin Hong resigned just before the notice of the 41st AGM, there was a limit to nominate new outside director candidate.

(  ) Gender in parenthesis, Represents directors who are candidates for KT Board of Directors

Before AGM	After AGM
• Inside Directors

Hyeon-Mo Ku (M)	Kyoung-Lim Yun (M)

Kyoung-Lim Yun (M)	Chang-Seok Seo (M)

Kyung-Min Song (M)
• Outside Directors

Dae-You Kim* (M)	Dae-You Kim* (M)

Gang-Cheol Lee (M)	Hee-Yol Yu (M)

Hee-Yol Yu (M)	Yong-Hun Kim* (M)

Eun-Jung Yeo* (F)	Chung-Gu Kang* (M)

Chung-Gu Kang* (M)	Eun-Jung Yeo* (F)

Hyun-Myung Pyo (M)	Hyun-Myung Pyo (M)

Yong-Hun Kim* (M)	Seung-Tae Lim(M)

Benjamin Hong (M)

*	Members of the Audit Committee
Gang-Cheol Lee voluntarily resigned on January 12, 2023
Benjamin Hong voluntarily resigned on March 6, 2023

4) Committees of the BOD

	Corporate Governance Committee	Audit Committee	Evaluation and Compensation Committee	Related- Party Transactions Committee	Sustainability Management Committee	Outside Director Candidate Nominating Committee	Management Committee
Hyeon-Mo Ku

Kyoung-Lim Yun

Dae-Yoo Kim

Gang-Cheol Lee

Hee-Yol Yu

Eun-Jung Yeo

Chung-Gu Kang

Hyun-Myung Pyo

Yong-Hun Kim

Benjamin Hong

chairperson

*	In 2023, Inside Director Kyoung-Lim Yun did not attend Outside Director Candidate Nominating Committee meetings for Outside Director candidate examination and recommendation
*	The Candidate for Representative Director Mr. Kyoung-Lim Yun, if appointed as CEO, will not participate as a member of the Outside Director Candidate Nominating Committee

Agenda No. 5

Election of Members of Audit Committee

Pursuant to the Article 542-11(Audit Committee) and Article 542-12(Composition of Audit Committee) of Commercial Code, approval of the election of the members of the Audit Committee is hereby requested.

At this Annual General Meeting of Shareholders, an outside director who will serve as Members of the Audit Committee will be elected

Limit on Exercising Voting Rights for Election of the Members of the Audit Committee

The Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of members of the audit committee (Agenda No. 5). Please note that the shareholders who own more than 3% of KT’s voting shares, equivalent to 7,681,280 shares, are not entitled to exercise any voting rights exceeding the “3% limit”.

<Agenda No. 5-1, Election of Members of Audit Committee>

Full Name: Mr. Chung-Gu Kang

Current Occupation: Professor, College of Engineering, Korea University

Date of Birth	December 12, 1962
Recommended by	Outside Director Nominating Committee
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	None
Service Term	March 31, 2023 to the 2024 AGM (one-year term)

• Educational Background

• 1993	Ph.D. in Electrical and Computer Engineering, University of California at Irvine

• 1989	Master’s in Electrical and Computer Engineering, University of California at Irvine

• 1987	Bachelor’s in Electrical Engineering, University of California at San Diego

• Professional Associations

• 1994 – Present	Full Professor, School of Electrical Engineering, Korea University

• 2020 – Present	Chair, Executive Committee, SatCom Forum

• 2020 – Present	Member, The National Academy of Engineering of Korea

• 2019 – 2020	Chair, Consultative Committee for Radio Policy, Ministry of Science and ICT

• 2018 – Present	Honorary President at Korea Institute of Communication and Information Sciences

• 2015 – 2018	Chair at Technology Development & Standardization Subcommittee, 5G Strategic Planning Committee, Ministry of Science and ICT

• Rationale for Recommendation

Chung-Gu Kang served as a member of KT’s Audit Committee for the past three years, faithfully fulfilling the role as the management supervisor by complying with laws and principles. The candidate has a PhD in electronic computer engineering and is an expert in the field of mobile communications and wireless networks. Consequently, he has secured technical expertise as an audit committee member, contributing to the diversity of the audit committee’s professional fields.

In addition, the candidate has obtained a macroscopic view of the telecommunications industry as a whole through active external activities, including Chairman of the Spectrum Policy Advisory Group, of the Ministry of Science and ICT, Chairman of technology development standard subcommittee of the 5G Strategy Committee, member of the 5G Forum Committee, and the Executive Chairman of the Satellite Communication Forum. Such activities and related technology development experience will contribute to objective and transparent supervision of 5G and future 6G investments.

The appointment of Mr. Kang as a member of the Audit Committee will diversify the Audit Committee’s professional fields which will allow for effective audits, and it will enhance corporate value as well as protecting shareholder rights and interests.

<Agenda No. 5-2, Election of Members of Audit Committee>

Full Name: Mrs. Eun-Jung Yeo Current Occupation: Professor, College of Business, Chuang-Ang University
Date of Birth	February 15, 1973
Recommended by	Outside Director Nominating Committee
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	Outside Director and Audit Committee Chairperson at Krafton Inc.
Service Term	March 31, 2023 to the 2024 AGM (one-year term)

• Educational Background

• 2006	Ph.D. in Economics, University of Michigan

• 1998	Master’s in Chemical Engineering, Seoul National University

• 1996	Bachelor’s in Chemical Engineering, Seoul National University

• Professional Associations

• 2009 – Present	Professor at College of Business, Chung-Ang University

• 2022 – Present	Member of Advisory Committee, Korea Deposit Insurance Corporation

• 2021 – Present	Non-Executive Officer, KOMSCO(Korea Minting & Security Printing & ID Card Operating Corporation)

• 2020 – Present	Auditor, Financial Information Society of Korea

• 2019 – Present	Director in MBA Program, School of Business Administration, Chung-Ang University

• 2018 – Present	Member of Asset Management Committee for Employment Insurance / Industrial Insurance Fund, Ministry of Employment and Labor

• 2018 – Present	Risk Management Committee, Deposit Insurance Fund, Korea Deposit Insurance Corporation

• 2015 – Present	Member of Evaluation Committee for Public Funds, Ministry of Strategy and Finance

• Rationale for Recommendation

Eun-Jung Yeo is an engineering graduate with a Ph.D. in economics, and is an expert in finance and accounting under the Commercial Act. She has an exceptional understanding of corporate finance, financial brokerage, and financial investment, and her expertise has been verified through professional committee activities in public institutions such as the Financial Services Commission and the Fair Trade Commission.

In 2022, she served as the Chair of the Audit Committee, and as an expert qualified as a financial/accounting expert according to Article 37 of the Enforcement Decree of the Commercial Act (Audit Committee), she contributed to the improvement of KT’s internal accounting management system.

The candidate has made provided countless advice for strengthening management transparency, and she is expected to contribute greatly to transparent internal accounting management as an audit committee member.

Her appointment as a member of the Audit Committee will strengthen the independence of the Audit Committee, increase corporate value and protect shareholder rights and interests, therefore justifying the recommendation.

Agenda No. 6

Approval of Ceiling Amount on Remuneration for Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Act and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of a ceiling amount on remuneration for directors is hereby requested.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee which consists of outside directors only. The committee also is responsible for evaluating the performance of the Representative Director, and proposing the ceiling amount on the directors’ remuneration for shareholders’ approval.

In determining the ceiling amount on remuneration for directors, the following factors are considered: annual salary, short-term and long-term performance based incentives as well as provisions for severances and allowances. Actual amounts paid for the recent three years are disclosed in the “Report on Standards and Method of Payment for Remuneration of Directors.” Included herein.

For FY2023, ceiling amount, proposed by the BoD, on remuneration for directors is KRW 5.8 billion.

Agenda No. 7 Employment Contract for the Representative Director

Article 1. Purpose of the Agreement

The purpose of this Agreement is to set forth the Representative Director’s authority, responsibilities and other necessary terms and conditions in connection with the election of Kyoung-Lim Yun as the Representative Director of KT Corporation (“Company”).

Article 2. Term of Office of the Representative Director

The term of office of the Representative Director shall be for three years starting from the effective date of the election of the Representative Director at the General Meeting of Shareholders. However, pursuant to Article 383-3 of the Commercial Code and Article 27-1 of KT’s Articles of Incorporation when the term of office expires before the closing date of the Ordinary General Meeting of Shareholders in the last fiscal year of such term, the term of office shall be extended to the closing date of such General Meeting.

Article 3. Duties and Responsibilities of the Representative Director

(1)	The Representative Director shall represent the Company and oversee the whole affairs of the Company and management of subsidiaries as a representative director and CEO of the Company.

(2)	The Representative of Director shall use his best efforts to achieve the management goals specified in Article 6 of this Agreement.

(3)

The Representative of Director’s duties, responsibilities, rights and obligations not specified herein shall be determined in accordance with the Articles of Incorporation and other relevant laws and regulations.

Article 4. Obligations of the Representative Director

(1)	During and after the term of his office, the Representative Director shall not disclose to a third party any confidential information of the Company which he obtains during his tenure.

(2)

In the event the Representative Director breaches any of his obligations set forth herein, the Representative Director shall be held liable for such breach, and if, due to the said breach, the Representative Director has obtained any personal gain or the Company suffers damages, such gain shall revert to the Company and the Representative Director shall compensate the damages suffered by the Company.

Article 5. Board of Directors Recommendations

(1)

The management plans of Representative Director during the term of his office shall be established by the resolution of Board of Directors, and, in case of deciding a preferred review for consecutive appointment, the Board of Directors shall evaluate achievement of the goal in reviewing his consecutive appointment qualification.

(2)	The Representative Director shall use his best efforts to operate company transparently and independently, and endeavor to strong governance structure.

(3)

The Representative Director shall comply with laws and regulations and use his best efforts to improve corporate compliance capabilities to a global level for pursuing the Company’s business growth and customer confidence.

(4)

Board of Directors may recommend a resignation of the Representative Director by a resolution of the Board of Director before implementing a process of dismissal by a resolution of the General Meeting of Shareholders if the trial court sentence him to imprisonment or more severe punishment for criminal acts associated with the Representative Director’s duties during his term or while serving as a management officer of the company, resulting in inflicting property damage on the Company. In this instance, the Board of Directors shall give the Representative of Director an opportunity to state his/her opinion prior to the Board resolution to recommend resignation, and the Representative Director shall resign pursuant to the Board of Directors’ resignation recommendation.

(5)	The Representative Director and inside directors shall not participate in the resolutions of the Board of Directors in relation to Paragraphs (1) or (4) above.

Article 6. Management Goals

In order to achieve the goals of the management plan of the Representative Director during the term of his office, the Board of Directors shall establish annual goals for each fiscal year after consultation with the Representative Director. In such case, The Representative Director and inside directors shall not participate in the resolution of the Board of Directors. However, the annual management goals for 2023 shall be ‘CEO Management Goal as of 2023’ approved by the Board of Directors.

Article 7. Evaluation

(1)

The Board of Directors shall conduct evaluation of annual management goals each fiscal year. However, when it is deemed necessary, the Board of Directors may conduct evaluation at any time during a fiscal year.

(2)

If it is necessary for the evaluation under the foregoing Paragraph (1), the Board of Directors may commission an expert institution to conduct a research and may utilize the results of such research for the evaluation.

(3)

In the event the Board of Directors determines to commission an expert institution to conduct a research, the Representative Director shall immediately take any necessary measures in relation thereto, such as execution of a service agreement, etc.

(4)

The Board of Directors shall report the result of the evaluation under Paragraph (1) to the General Meeting of Shareholders, and the Representative Director shall take necessary measures to report the result to the General Meeting of Shareholders.

(5)	In adopting a resolution of the Board of Directors under Paragraphs (1) and (2) above, the Representative Director and inside directors shall not participate in such resolution.

Article 8. Remuneration

(1)

The remuneration of the Representative Director shall comprise of the annual base salary, short-term incentive payment and long-term incentive payment, and shall be determined in accordance with the remuneration ceiling of the directors approved at the General Meeting of Shareholders and the criteria for remunerating directors and method of payment which are reported to the General Meeting of Shareholders.

Article 9. Base Salary

(1)

The annual base salary shall be determined by a resolution of the Board of Directors. the Representative Director and inside directors shall not participate in the said resolution of the Board of Directors.

(2)

Base salary is comprised of base payment and position payment and 1/12 of the annual base salary shall be set as the monthly remuneration during the term of office and shall be paid on the salary payment day of the Company. If the Representative Director takes office or resigns in the middle of a month, the remuneration for such month, regardless of the cause therefore, shall be paid on the prorated daily basis based on the actual number of days served by the Representative Director.

(3)

The base annual salary, regardless of title thereof, shall be deemed to include all allowances payable to the Representative Director, and in case the base annual salary is adjusted during a year, such change shall take effect on January 1 of the following year, unless otherwise specified.

Article 10. Short-term Incentive Payment

(1)

The short-term incentive payment shall be paid pursuant to the evaluation results of the annual management goals as set out in Article 7(1). In such case, the criteria and payment method (including the calculation formula of the incentive payment ratio) of the remuneration shall be determined by a resolution of the Board of Directors. the Representative Director and inside directors shall not participate in the said resolution of the Board of Directors.

(2)	The short-term incentive payment shall be made in principle within one (1) month from the finalization by the Board of Directors of the evaluation of the annual goals.

(3)	If the Representative Director is dismissed during the term of office in accordance with Sub-paragraphs 1 through 4 of Article 15 (1), no short-term incentive payment for such year shall be made.

(4)

Matters pertaining to the short-term incentive payment not prescribed in Paragraphs (1) through (3), such as payment in the events of the Representative Director’s voluntary resignation or retirement for unidentified reasons shall be determined by a resolution of the Board of Directors. In such case, the Representative Director and inside directors shall not participate in such resolution of the Board of Directors.

(5)

The short-term incentive payment for a partial year of service during which the Representative Director takes office or resigns from office shall be made on prorated monthly basis based on the number of months in service, and the payment for the relevant month of taking office or resignation shall be made in accordance with Article 8 (2).

Article 11. Long-term Incentive Payment

(1)

The Company may provide the Representative Director with long-term incentive payment in stocks. The details for the long-term incentive payment such as the number of stocks and payment method for the Representative Director shall be determined by a resolution of the Board of Directors. In such case, the Representative Director and inside directors shall not participate in the said resolution by the Board of Directors.

(2)

If stock option is granted pursuant to a resolution of the Board of Directors, such stock option shall not be included in the remuneration ceiling of the directors as set forth in Article 8 hereof, and shall be paid pursuant to relevant laws and regulations.

Article 12. Adjustment after the Incentive Payment

In the event that the score of evaluation is modified due to an error in the evaluation or other causes after the incentive payment is made to the Representative Director, the amount of incentive shall be newly calculated in conformity with the modified result, and such adjusted amount shall be taken into consideration when setting the incentive payment payable for the following year. However, if the Representative Director resigns or is dismissed, immediate payment of any amount due or return of any excessive amount shall be made.

Article 13. Severance Payment

The severance payment shall be paid in accordance with the regulations on the payment of severance payment to officers.

Article 14. Taxes and Public Imposts

All remuneration payable to the Representative Director shall be paid after withholding all relevant taxes and public imposts therefrom in accordance with the applicable laws and regulations.

Article 15. Dismissal, etc. of the Representative Director

(1)	The Company may dismiss the Representative Director even during the term of office by a special resolution of the General Meeting of Shareholders if any of the following occurs;

1.	In case the Representative Director breaches the obligations set forth under Article 4 (1);

2.

In case the Representative Director breaches material provisions of the relevant laws and regulations or the Articles of Incorporation, or a disqualification event prescribed by the relevant laws and regulations or the Articles of Incorporation occurs or is discovered later;

3.	In case the Representative Director is likely to cause material damages to the Company by damaging the reputation and dignity of himself or the Company;

4.	In case the management performance is significantly below the management goals or the corporate value is seriously damaged; and

5.	In case the Representative Director fails to or is unable to carry out his duties due to diseases, etc. for an extended period.

(2)

A proposal to dismiss the Representative Director shall be submitted to the General Meeting of Shareholders after a resolution by the Board of Directors is adopted in accordance with Article 38 of the Articles of Incorporation.

(3)

The Board of Directors shall provide the Representative Director with an opportunity to state his opinion at the meeting of the Board of Directors convened to resolve the dismissal of the Representative Director, and immediately following the adoption of a resolution of dismissal, a written notice shall be provided to the Representative Director, stating the reasons therefor in detail. In the above meeting, the Representative Director and inside directors shall not participate in such resolution of the Board of Directors.

Article 16. Ownership of the Rights

The Representative Director’s right to any and all intellectual property developed independently by himself or jointly with others during the term of office (including know-how and managerial ideas) shall be exclusively held by the Company, and the Representative Director shall carry out the procedures necessary for registration of such intellectual property rights in the name of the Company.

Article 17. Interpretation of the Agreement and Supervision of Performance

(1)

In the event there is ambiguity over the interpretation of this Agreement, the interpretation of such ambiguous parts shall be determined through consultation between the Board of Directors and the Representative Director.

(2)	Upon dissolution of the Representative Director Recommendation Committee, the Board of Directors shall supervise all matters regarding this Agreement on behalf of the Company.

(3)	The Representative Director and inside directors shall not participate in the resolutions of the Board of Directors in relation to Paragraphs (1) or (2) above.

Article 18. Amendment of the Agreement

(1)

If it becomes necessary to amend this Agreement due to drastic changes in management environments, etc. after execution of this Agreement, the Representative Director may request the Board of Directors to amend the Agreement.

(2)

Any amendment of this Agreement under Paragraph (1) shall require a resolution of the Board of Directors and approval of the General Meeting of Shareholders. In such case, the Representative Director and inside directors shall not participate in the resolution of the Board of Directors.

(3)	Upon a resolution and approval under Paragraph (2) above, the Company and the Representative Director shall promptly enter into an amendment to this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement in duplicate, with one copy to be retained by each party.

March 31, 2023

KT Board of Directors

On behalf of KT Corporation

Title: Chairman of the Board of Directors

KT Representative Director

Title: The Representative Director

Agenda No. 8

Amendment to Severance Pay Regulations for Executives

Pursuant to Article 31-4 (Remuneration and Severance Payment for Directors) of Articles of Incorporation, approval of the following changes is hereby requested.

Background Information

Proposed changes to the Articles of Incorporation have been drafted following a resolution by the Board of Directors. The amendment includes clarification of the distinctions between Representative Director, who is elected by a resolution of the General Meeting of Shareholders, and Representative Director appointed by the Board of Directors, who is elected by a resolution of the Board of Directors.

Background information is drafted to improve shareholder’s understanding. For more accurate excerpts, please refer to the subsequent pages. If any potential conflicts exist, the following information shall prevail.

Before Amendment	After Amendment	Purpose

Article 6.

(Calculation of Severance Payment)

Severance pay shall be calculated by the following formula:

Base rate * (Years of Service + Days of Service less than a full year / 365)

<Newly Established>

Article 6.

(Calculation of Severance Payment)

1 Severance pay shall be calculated by the following formula:

Base rate * (Years of Service + Days of Service less than a full year / 365)

2 If an Executive enrolled in the Defined Benefit/Defined Contribution (DB/DC) Combo Plan or the DC plan requests to reserve his/her short-term incentive bonus to the severance payment, the Company shall pay 40% of the short-term incentive bonus (30% for Senior Vice Presidents) to each severance pay account. However, the payment rate is applied up to the limit of Executive Retirement Income under the Income Tax Act, at the time of payment.

Amended in accordance with the Enforcement Decree of the Income Tax Act (Article 38), to allow executives to reserve part of their short-term incentive bonus to their severance payment

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